Exhibit 99.2

Guardforce AI Accelerates AI Agent Commercialization with Robotic Integration in Thailand

From wedding events to intelligent travel experiences, Guardforce AI demonstrates real-world scalability of its unified AI platform

NEW YORK, NY / November 13, 2025 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ: GFAI, GFAIW), an AI-driven technology company providing smart solutions in automation, robotics, Agentic AI and secured logistics, today announces its upcoming rollout of AI Agent platform and Robotics-as-a-Service (RaaS) operations in Thailand, marking a major milestone in unifying its human-centered AI ecosystem. This integration is powered by the Company’s Intelligent Cloud Platform (ICP), connecting AI Agents and robotic solutions into a coordinated system that blends emotion, experience, and commerce across events and travel.

Amid Thailand’s tourism and event recovery, Wishnote, Guardforce AI’s RaaS solution for weddings and event management, continues to gain momentum, with nearly 100 events now contracted. Powered by the ICP, Wishnote serves as an onsite check-in and event interactive engagement hub, greeting guests, collecting digital messages, and sharing live photos and videos. This interactive data can be leveraged by DVGO, the Comany’s newly launched AI-powered travel assistant. This seamless orchestration enables real-time data exchange, multi-modal analytics, and adaptive learning across diverse applications. The continuous feedback loop enhances AI performance, scalability, and user experience, further advancing Guardforce AI’s long-term vision to transform its RaaS business into a unified, data-driven AI ecosystem.

“The synergy between DVGO and our Wishnote robot solution demonstrates how AI can seamlessly connect with and enhance everyday human experiences,” said Lei (Olivia) Wang, Chairwoman and CEO of Guardforce AI. “We’re transforming creativity into commerce, turning AI from concept into tangible experience. This milestone not only expands our presence in Thailand but also validates the scalability of our AI ecosystem across travel, retail, and event experiences — paving the way for sustainable growth and long-term shareholder value.”

About Guardforce AI Co., Ltd.

Guardforce AI (Nasdaq: GFAI, GFAIW) is an AI-driven technology company with a solid operational foundation in the cash logistics and retail sectors. Through its proprietary Intelligent Cloud Platform (ICP), Guardforce AI delivers next-generation smart solutions and AI applications spanning cash management, retail automation, robotics, and Agentic AI. Expanding into areas such as travel planning, the Company is demonstrating how scalable AI can drive industry transformation, balancing stable, recurring revenues with high-growth, future-ready innovations. For more information, visit www.guardforceai.com Twitter: @Guardforceai.

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and annual reports under the heading "Risk Factors" as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com